Exhibit 99.2

FOR IMMEDIATE RELEASE

April 29, 2003

PEACE ARCH ENTERTAINMENT GROUP INC. ANNOUNCES

SECOND QUARTER EARNINGS

Vancouver, British Columbia - Peace Arch Entertainment Group Inc. (AMEX: “PAE”; TSE: “PAE.A”, “PAE.B”) today announced its results for three and six months ended February 28, 2003.

The Company’s revenue totaled $10.1 million for the quarter, compared with $1.2 million in the second quarter of FY2002. During the quarter, the Company delivered three feature films, 5 episodes of a 13 episode prime-time television series and two documentary specials. During the quarter, the Company was in production of two feature films and a documentary series, which are scheduled for delivery during the balance of the fiscal year.

The Company reported net income of $5.0 million, or $0.60 per diluted share, for the three months ended February 28, 2003, compared with a net loss of $0.4 million, or $0.11 per diluted share, in the second quarter of FY2002. Diluted earnings per share was calculated on 8,308,333 weighted average shares outstanding in the most recent quarter and 3,887,844 weighted average shares outstanding in the same quarter of the prior year.  The Company reported net earnings for the quarter of $0.4 million before a one-time gain on the settlement of debt of $4.6 million.

For the six months ended February 28, 2003, the Company’s revenue increased to $11.7, from $5.2 million in the first half of FY2002.  The Company reported net earnings of $4.8 million or $0.56 per diluted share compared with a net loss of $1 million or $0.27 per diluted share for the six months ended February 28, 2002.

The balance sheet at February 28, 2003 reflected the Company’s recently completed acquisition, financing and debt restructuring activities.  During the quarter the Company acquired a portfolio of assets valued at $2.5 million, in exchange for 8,333,333 Class B Subordinate Voting Shares of the Company.  Pursuant to a private placement agreement, the Company received proceeds of $1.5 million in exchange for 5,000,000 Class B Shares.

During the quarter, the Company modified a $7.6 million debt instrument and a $1.6 million loan guarantee.  Under the modified terms, these obligations have no set maturity dates and repayment is restricted to cash flows generated by net assets of the Company prior to giving effect to financing and acquisition transactions. During the quarter, the Company reported a gain on settlement of debt of $4.6 million, being the difference between the fair value of the modified debt instruments and the carrying value of the original debt instruments. In connection with the foregoing, the Company issued convertible instruments providing the holders with the right to convert the unpaid balance of the above obligations into common shares of the Company at prices between $3.00 and $5.00 per Class B Subordinate Voting Share.

Juliet Jones, Chief Financial Officer of the Company stated, “We are pleased to present our financial results for the quarter, which reflect a strengthened balance sheet due to our recently completed capital transactions.  The improvement in our second quarter results reflect the acquisition of the ongoing business of GFT Entertainment Inc., one of Canada’s leading independent producers of feature films.”

The accompanying notes are an integral part of the consolidated financial statements

Peace Arch Entertainment Group Inc., one of Canada’s foremost entertainment companies, creates, develops, produces and distributes proprietary feature film and television programming for worldwide markets. Peace Arch is headquartered in Vancouver, British Columbia, with offices in Toronto and London, England.

This message includes statements that may constitute forward-looking statements, usually containing the words  “believe”, “estimate”, “project”, “expect”, or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.  Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company’s products and services in the marketplace, competitive factors, dependence upon third-party vendors, and other risks detailed in the Company’s periodic report filings with the Securities and Exchange Commission.  By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

For additional information on Peace Arch Entertainment Group, please visit our web site at www.peacearch.com

For additional information, please contact:

Tasha Pearson

Peace Arch Entertainment Group Inc.

Tel: (604) 681-9308 ext.315

(Financial Highlights to Follow)

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED BALANCE SHEETS
As at February 28, 2002 and 2003 and August 31, 2002

(Expressed in thousands of Canadian dollars)

	February 28, 2002	August 31, 2002	February 28, 2003
	(unaudited)	(audited)	(unaudited)

ASSETS

Cash and cash equivalents	$2,053	$1,968	$1,059
Accounts and other receivables	2,384	559	5,942
Note receivable	1,000	1,000	1,000
Tax credits receivable	19,728	2,312	4,530
Productions in progress	622	1,356	6,994
Prepaid expenses and deposits	297	206	401
Investment in film and television programming	4,040	2,332	7,775
Property and equipment	933	842	761
Deferred costs	605	188	493
Goodwill and trademarks	230	—	—

	$31,892	$10,763	$28,955

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

Bank indebtedness	$16,318	$1,855	$13,241
Accounts payable and accrued liabilities	3,344	2,650	2,584
Deferred revenue	722	1,197	4,116
Deferred gain	—	436	371
Future income taxes	—	—	—
Non-controlling interest	—	—	27
Debt	10,871	9,892	4,678
	31,255	16,030	25,017

Shareholders’ equity (deficiency):
Share capital	31,870	31,870	35,750
Authorized:
100,000,000 Class A Multiple Voting Shares without par value Issued – 1,091,875 (February 28, 2002 – 1,091,875)
100,000,000 Class B Subordinate Voting Shares without par value Issued – 16,129,302 (February 28, 2002 – 2,795,969)
25,000,000 Preference Shares, issuable in series without par value Issued – nil
Other paid-in capital	606	680	1,189
Deficit	(31,839)	(37,817)	(33,001)
	637	(5,267)	3,938

	$31,892	$10,763	$28,955

The accompanying notes are an integral part of the consolidated financial statements

PEACE ARCH ENTERTAINMENT GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Six Months Ended February 28, 2002 and 2003

(Expressed in thousands of Canadian dollars except per share information)

	3 months ended		6 months ended
	2002	2003	2002	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$1,165	$10,091	$5,150	$11,724

Expenses
Amortization of film and television programming	162	8,824	3,219	10,084
Other costs of production and sales	72	215	211	267
Other amortization	166	41	324	144
Selling, general and administrative	749	707	1,618	1,074
	1,149	9,787	5,372	11,569

Gain (loss) from operations before undernoted	16	304	(222)	155

Interest income	22	87	56	129
Interest expense	(845)	(15)	(1,294)	(110)
Gain on sale of assets	321	32	412	65
Gain on settlement of debt	—	4,604	—	4,604
Non-controlling interest	—	(27)	—	(27)

Earnings (loss) before income taxes	(486)	4,985	(1,048)	4,816
Income tax recovery	70	—	5	—

Net earnings (loss) for the period	(416)	4,985	(1,043)	4,816

Basic net earnings (loss) per common share	$(0.11)	$0.84	$(0.27)	$0.80

Diluted net earnings (loss) per common share	$(0.11)	$0.60	$(0.27)	$0.56

CONSOLIDATED STATEMENTS OF DEFICIT

For the Six Months Ended February 28, 2002 and 2003

(Expressed in thousands of Canadian dollars)

	3 months ended		6 months ended
	2002	2003	2002	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Deficit, beginning of period	$(31,423)	$(37,986)	$(30,796)	$(37,817)
Net earnings (loss) for the period	(416)	4,985	(1,043)	4,816

Deficit, end of period	$(31,839)	$(33,001)	$(31,839)	$(33,001)

PEACE ARCH ENTERTAINMENT GROUP INC.

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three and Six Months Ended February 28, 2002 and 2003

(unaudited)

(Expressed in thousands of Canadian dollars)

	3 months ended		6 months ended
	2002	2003	2002	2003

Operating Activities:
Net Income (loss)	$(416)	$4,985	$(1,043)	$4,816
Items not involving cash:
Amortization of film and television programming	162	8,824	266	10,084
Other amortization	166	41	323	144
Interest on debt discount	70	(49)	89	—
Future income taxes	(42)	—	—	—
Gain on settlement of debt	—	(4,604)	—	(4,604)
Gain of sale of assets	(321)	(32)	(412)	(65)
Non-controlling interest	—	27	—	27
Investment in television programming	(237)	(13,738)	(639)	(15,527)
Changes in non-cash working capital	(9,801)	(12,139)	(4,330)	(10,580)
	(10,419)	(16,685)	(5,746)	(15,705)
Investing activities:
Increase in deferred costs	(125)	(147)	(389)	(367)
Property and equipment acquired	—	—	(13)	—
Proceeds on sale of assets, net	4,473	—	6,786	—
	4,348	(147)	6,384	(367)
Financing activities:
Increase (decrease) in bank indebtedness	3,154	12,232	(2,129)	11,386
Increase (decrease) in debt	2,586	516	(433)	(103)
Issuance of common shares	—	3,880	—	3,880
	5,740	16,628	(2,562)	15,163

Decrease in cash and cash equivalents	(331)	(204)	(1,924)	(909)
Cash and cash equivalents, beginning of period	2,384	1,263	3,977	1,968

Cash and cash equivalents, end of period	$2,053	$1,059	$2,053	$1,059
Supplementary information:
Interest paid (net of amounts capitalized)	845	15	1,686	110
Non-cash transactions:
Issuance of convertible instruments and reduction in value of debt	—	509	—	509
Conversion of accounts payable to debt	—	—	6,626	—

1.                            Operations

Based in Vancouver, British Columbia, Canada, Peace Arch Entertainment Group Inc., together with its subsidiaries, (collectively, the “Company”) is a fully integrated company that creates, develops, produces and distributes film, television and video programming for world-wide markets.

2.                            Significant Accounting Policies

(a)       Basis of Presentation

The interim consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada for interim financial reporting.  Accordingly, they do not include all of the information and footnote disclosures necessary for complete financial statements in conformity with Canadian generally accepted accounting principles.  The interim consolidated financial statements have been prepared consistent with the accounting policies described in the Company’s Annual Report for the year ended August 31, 2002 and should be read in conjunction therewith.

The interim consolidated financial statements include the accounts of the Company and its subsidiaries, substantially all of which are wholly owned.  All material intercompany balances and transactions have been eliminated.

(b)       Comparative Figures

Certain comparative figures have been restated to conform to the basis of presentation adopted for the current period.

3.                            Share Capital

(a)       Issued

Class A shares are entitled to ten votes per shares and Class B shares are entitled to on vote per share.  Each Class A shares is convertible into one Class B shares at the option of the holder.

	Class A		Class B		Total Amount
	Number of shares	Amount	Number of shares	Amount
Balance, August 31, 2001	1,105,875	9,990	2,781,969	21,880	31,870

Changes during the year:
Converted	(14,000)	(129)	14,000	129	—
Less, share issue costs, net of tax benefit	—	3	—	(3)	—

Balance, August 31, 2002	1,091,875	9,864	2,795,969	22,006	31,870
Shares issued pursuant to private placement(1)	—	—	5,000,000	1,500	1,500
Shares issued for acquisition (note 4)	—	—	8,333,333	2,500	2,500
Less: share issue costs, net of tax benefit	—	—	—	(120)	(120)

Balance, February 28, 2003	1,091,875	$9,864	16,129,302	$25,886	$35,750

(1)                      On January 30, 2003 the Company issued by private placement 5,000,000 Class B Subordinate Voting Shares at an agreed price of $0.30 per share, for total cash proceeds of $1,500,000.

(b)       Convertible Instruments

On January 30, 2003 the Company issued a convertible instrument to FremantleMedia Enterprises Ltd. (“Fremantle”), which permits Fremantle to convert the amount of its outstanding debt, if any, into Class B Subordinate Voting Shares of the Company for a period of 90 days commencing on December 31, 2004.  The conversion shall take place at the lower price of either (a) CDN $5.00 per share or the average closing price of the Class B shares for the 30 days prior to December 31, 2004, providing that in no event shall the conversion price be less than CDN $3.00.  Pursuant to the convertible instrument, 2,527,000 Class B shares, which represent the maximum number of shares that could be issued for the principal amount of debt of $7.58 million, have been reserved for issuance.  On the issuance of the convertible instrument the Company recorded paid up capital of $430,568, representing the estimated value of the instrument.  (see note 5)

On January 30, 2003 the Company issued a convertible instrument to Comerica Bank - California (“Comerica”), which permits Comerica to convert the amount of its outstanding obligation, if any, into Class B Subordinate Voting Shares of the Company for a period of 90 days commencing on December 31, 2005 at a price of CDN $5.00 per share. Pursuant to the convertible instrument, 366,000 Class B shares, which represent the maximum number of shares that could be issued for the obligation of  US $1.07 million, have been reserved for issuance. On the issuance of the convertible instrument the Company recorded paid up capital of $78,855, representing the estimated value of the instrument. (see note 6)

4.                            Asset Acquisition

Effective December 20, 2003, and subject to shareholder approval obtained on January 20, 2003, the Company acquired a portfolio of assets owned and controlled by CPC Communications Inc. (“CPC”) and/or its subsidiaries, in exchange for consideration of 8,333,333 Class B Subordinate Voting Shares of the Company at a price of $0.30 per share.  The assets include investments in films, accounts receivable and tax credit assets, and the future business activities of Greenlight Film and Television Inc.  The purchase price of $2.5 million was allocated $1.9 million to investment in film and television programming, $0.3 million to accounts receivable and $0.3 million to tax credits receivable.  Also included in the portfolio of assets is 100% of the shares of five single purpose production entities for which no purchase price was allocated. The accounts of these five companies are included in the consolidated financial statements.

5.                            Debt Restructuring

Effective January 30, 2003 the Company entered into an agreement with FremantleMedia Enterprises Ltd. (“Fremantle”) to modify its existing $7.58 million debt by restricting its security to the assets and undertaking of the Company on the effective date, prior to giving effect to the acquisition and financing transactions detailed in notes 3 and 4 (the “Net Assets”). The debt has no fixed repayment dates.  Interest, which continues to accrue at 10% per annum, and principal is payable from the income streams of the Net Assets, subject to priority interests. Subsequent to February 28, 2003 the parties entered into an amending agreement, effective January 30, 2003, which prevents the Company from making any prepayment of the principal amount of the debt, and which has been reflected retroactively on the effective date.  For a period of 90 days commencing December 31, 2004, Fremantle may convert the unpaid balance of its debt, if any, into common shares of the Company. (See note 3 (b)).  For a period of 90 days commencing December 31, 2004, Fremantle may convert the unpaid balance of its accrued interest, if any, into common shares of the Company, subject to regulatory approval.

The modification of the debt results in a settlement, as the present value of cash flows under the terms of the modified debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original debt instrument.  The Company recorded a gain on settlement of the debt in the amount of $3.5 million, being the difference between the fair value of the new debt instrument and the carrying amount of the original instrument.  Costs of $21,273 associated with the new debt instrument were expensed during the period.

6.                            Release and Reconstitution of Loan Guarantee

Effective January 30, 2003 the Company entered into an agreement with Comerica Bank - California (“Comerica”) to modify its existing $1.68 million loan guarantee. Repayment of the Company’s obligation under the loan guarantee is restricted to the specific exploitation rights secured under the original loan agreement and, subject to priority interests including repayment to Fremantle, to income streams from the assets and undertaking of the Company as they exist on the effective date, prior to giving effect the acquisition and private placement transactions detailed in notes 3 and 4.  The obligation has no maturity date. For a period of 90 days commencing December 31, 2004, Comerica may convert the unpaid balance of its obligation, if any, into common shares of the Company.  (See note 3 (b)).

The modification of the Comerica obligations results in a settlement, as the present value of cash flows under the terms of the modified instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original instrument.  The Company recorded a gain on settlement of the obligation in the amount of $1.62 million, being the difference between the fair value of the new debt instrument and the carrying amount of the original instrument.  Costs of $10,637 associated with the new debt instrument were expensed during the period.

7.                            Segmented Information

The Company manages its operations in two business segments:  production services for projects in which the Company does not hold a financial interest in a film or video program, and proprietary programming which is programming the Company owns or in which it holds a financial interest.  The Company’s operations are located in Canada, although its programs are distributed throughout the world.  Selected information for the Company’s operating segments, net of inter-company amounts, is as follows:

	Production Services	Proprietary Programming	Other	Total
2002
Revenue	$3,399	$1,720	$31	$5,150
Gross profits	235	1,454	31	1,720
Total assets	2,107	28,220	1,565	31,892

2003
Revenue	$448	$11,271	$5	$11,724
Gross profits	77	1,291	5	1,373
Total assets	707	26,683	1,565	28,955

Gross profits are comprised of revenue less amortization of television programming, production costs, and other costs of production and sales.

8.                            Related Party Transactions

During the six months ended February 28, 2003 consulting fees of $29,435 were paid to a company controlled by an officer and director of the Company.

As at February 28, 2003, the Company was indebted to a company controlled by a director and officer of the Company in the amount of $1,168,338.  The indebtedness relates to loans contingent upon future sales of three feature films.  $501,339, being the portion of the loans supported by the Company’s revenue estimates, is included in long-term debt. The balance is not included in the Company’s accounts due to its contingent nature. The loans bear interest, which is also contingent on future sales, at a rate of prime plus 2% per annum.

SUPPLEMENTAL INFORMATION

For the convenience of the reader, operating results for the three and six months ended February 28, 2002 and 2003 have been translated into US Dollars using the average exchange rate in effect for the periods. Balance sheet information has been translated into US Dollars using the Bank of Canada noon spot rate in effect at the balance sheet dates.  These translations are not necessarily representative of the amounts that would have been reported if the Company had historically reported its financial statements in US Dollars.  In addition, the rates utilized are not necessarily indicative of rates in effect at any other time.

PEACE ARCH ENTERTAINMENT GROUP INC.

US DOLLARS

Selected Financial and Operating Information

For the Three and Six Months Ended February 28, 2002 and 2003

(unaudited)

(Reported in accordance with generally accepted accounting principles in Canada)

(Expressed in thousands of US Dollars except per share information)

	3 months ended		6 months ended
	2002	2003	2002	2003

Revenue	$731	$6,561	$3,249	$7,535

Net earnings (loss) for the period	(261)	3,241	(658)	3,095

Fully diluted earnings (loss) for the period	$(0.07)	$0.39	$(0.17)	$0.36

Selected Balance Sheet Information

As at February 28, 2002 and 2003

(unaudited)

(Reported in accordance with generally accepted accounting principles in Canada)

(Expressed in thousands of US Dollars except per share information)

	2001	2002

Cash and cash equivalents	1,288	1,565
Accounts receivable	1,496	4,020
Note receivable	627	677
Tax credits receivable	12,375	3,065
Productions in progress	390	4,732
Investment in television programming	2,534	5,260
Property and equipment	585	515

Total Assets	20,005	19,589

Bank indebtedness	10,236	8,958
Accounts payable and accrued liabilities	2,098	1,748
Deferred revenue	453	2,785
Debt	6,819	3,165

Share capital	19,991	24,186
Deficit	(19,972)	(22,327)
Shareholders’ equity	400	2,664

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)

Date	April 29, 2003	By	“Juliet Jones”
(Signature)*
Juliet Jones, Principal Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

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